ENVOY CAPITAL GROUP INC. ANNOUNCES
RESULTS FOR THE THIRD QUARTER FISCAL 2007
$.02 per Share Net Earnings in Quarter and $.19 YTD
Revenue in Quarter up 86%
TORONTO, ON — August 13, 2007 — Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its third quarter ended June 30, 2007. Highlights from the third quarter include:
•	Revenue increased to $4.3 million, an improvement of $2.0 million or an 86% increase.
•	Net earnings of $198,000 or $.02 per fully diluted share (based on a fully diluted weighted average of 10.1 million shares outstanding during the quarter), an improvement of $1.3 million or $.07 per share over the same quarter last year.
•	Both the Branding and the Merchant Banking Segments contributed to profitability.
•	Our Branding business, Watt International, announced the opening of a new Shanghai office and signed a joint venture agreement with a Chinese developer.
•	The issued and outstanding shares as at June 30, 2007 totaled 9.9 million shares, a reduction of 374,000 shares during the quarter.
•	The net book value as at June 30, 2007 was $4.60 per share.
Envoy recorded net earnings for the nine months ended June 30, 2007 of $2.7 million or $.19 per fully diluted share, compared with a loss of ($2.7) million or ($.013) per fully diluted share for the same period last year. For the three months ended June 30, 2007 net earnings were $198,000 or $.02 per fully diluted share, compared with a loss of ($1.1) million or ($.07) per fully diluted share for the same three month period last year.
“The improvement in our year to date and third quarter earnings over the respective periods last year is a result of new business wins in our Branding business segment, improved returns on the Merchant Banking assets, overall expense reductions compared to last year and the reduction of issued and outstanding shares by way of our share buy back programs” said Geoff Genovese, President and CEO of Envoy.
Watt International, Envoy’s Branding business, earned approximately $435,000 in the quarter on revenue of $3.5 million. “Watt is one of the world’s leading retail brand strategy and design agencies” said Mr. Genovese. “On the strength and reputation of the

Watt brand in the marketplace, we have been able to grow and expand the business domestically and internationally. Watt opened a branch office in Dubai earlier this year and just recently announced that it opened an office in Shanghai.”
Merchant Banking investment income for the quarter totaled $766,000. Based on a capital base of approximately $33 million, this represents a return of approximately 2.5% on the Merchant Banking assets during the quarter. The return on Merchant Banking assets over the first nine months was 12.5%. Envoy’s Merchant Banking business earned approximately $369,000 in the third quarter, bringing the nine month earnings for this business segment to $2.8 million. As this is the first year of operation for this business segment, there are no comparable earnings for the same period last year.
During the quarter Envoy increased its investment in Mosquito Consolidated Gold Mines Inc (“MSQ”) through the purchase of 50,000 units. Each unit consists of 1 common share of MSQ priced at $1.50 and one warrant entitling the holder to purchase 1 additional common share at a price of $2.00 for a period of two years. Envoy’s aggregate ownership in MSQ consists of 554,200 common shares and 382,000 warrants. MSQ trades under the symbol MSQ on the Toronto Venture Exchange. Additional information on MSQ can be obtained on Envoy’s web site at www.envoy.to or by visiting MSQ’s website at www.mosquitogold.com.
During the third quarter Envoy repurchased 374,000 of its common shares pursuant to a Normal Course Issuer Bid announce in the previous quarter. The total number of issued and outstanding common shares as at June 30, 2007 was 9.9 million. This results in a net book value of $4.60 per common share at that date.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.